Exhibit 21.1

Subsidiaries of Cellect Biotechnology Ltd.

The following table sets forth the name and jurisdiction of incorporation of our significant subsidiaries as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

Cellect Biotherapeutics, Ltd.	Israel

CellMSC, Inc.	State of Delaware